Filed by Stock Yards Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kentucky Bancshares, Inc.

Commission File No.: 000-52598

Date: January 27, 2021

Stock Yards Bancorp, Inc./Kentucky Bancshares, Inc. Merger Call Prepared Remarks

On Wednesday, January 27, 2021, executive management of Stock Yards Bancorp, Inc. hosted an investor conference call/presentation to discuss the strategic and financial implications of its announced merger transaction with Kentucky Bancshares, Inc. The following script includes the prepared remarks of James A. (Ja) Hillebrand, Chairman and Chief Executive Officer, and Clay Stinnett, Chief Financial Officer, delivered during the call. A written transcript of the entire call, including the full question and answer session that followed the prepared remarks, will be filed with the SEC pursuant to Rule 425 under the Securities Act of 1933, as amended, once it becomes available.

James (Ja) Hillebrand

Good afternoon, and thank you for joining us on this call. My name is Ja Hillebrand, Chairman and CEO of Stock Yards Bancorp. I’m joined on the call by our CFO, Clay Stinnett.

Earlier this morning, Stock Yards Bancorp and Kentucky Bancshares issued a joint press release announcing our agreement to acquire Kentucky Bancshares, the holding company for Kentucky Bank. We have also provided an investor presentation that can be accessed either on the Investor Relations page on our website, or as part of our Form 8-K filing with the SEC that we filed earlier this morning. Before we get started, I encourage you to look over our Forward Looking Statements that can be found on page 2 and page 3 of the presentation.

I am currently in Lexington, KY, in a conference room at Kentucky Bank where I will continue to meet with Kentucky Bank employees and Clay is in Louisville, KY at the main office of Stock Yards Bank so we will do our best not to speak on top of each other due to the logistics. I wanted to start with sharing a little bit of information about Kentucky Bancshares for those of you that aren’t familiar with them. They trade under the ticker symbol “KTYB.” They are headquartered in Paris, Kentucky, and are the holding company for Kentucky Bank. They operate 19 branches in 11 communities throughout central Kentucky, serving the Lexington, Kentucky MSA and many of its surrounding communities.

I am extremely excited about this combination and believe it is an important strategic step forward for both organizations. This combination will create a community bank franchise serving customers through 63 branches and will have combined assets of $5.9 billion, $4.3 billion in gross loans, $5.0 billion in deposits and over $4.1 billion in trust assets under management. It provides us entry into attractive Central Kentucky markets, including the Lexington MSA, which is Kentucky’s second largest market, an area we are excited to grow our middle market commercial lending platform. The combined company will be the 7th largest bank in the state of Kentucky by deposit market share, and it frames out our presence in the Lexington-to-Louisville corridor, capturing the flow from Lexington and the state capital in Frankfort. Together, we will benefit from leveraging our combined expertise throughout Kentucky, with strong growth opportunities.

In a banking environment where scale has become increasingly important, this transaction improves our competitive position as we look to meet the constantly evolving needs of our clients and communities. It's also a complimentary fit of business models and cultures, with opportunities to expand relationships with Kentucky Bank customers.

As illustrated in our investor presentation, this transaction is very attractive financially, with approximately 12% earnings per share accretion in the first full year 2022, when conservative cost savings are fully phased in.

Over the last couple of years, we have been looking at opportunities in and around our three current markets and clearly circled Kentucky Bancshares as our primary goal due to our long history with Louis Prichard and the management team and the opportunity provided by the potential growth of our core lines of business. Given our acquisition experience combined with our bank’s shared credit discipline, we believe that we are positioned well for a well-executed closing and integration. Both Stock Yards Bancorp and Kentucky Bancshares have been extremely deliberate in the collective due diligence of this opportunity which began back in the winter of 2020 prior to the pandemic and then picked back up late in 2020. Additionally, both banks have low exposure to COVID impacted sectors. We believe the transaction synergies that we have identified can be realized to achieve our financial goals.

As is the case with many M&A opportunities, we believe that people and continuity are critical. And with respect to the management team, I am very excited to announce that Louis Prichard, President and Chief Executive Officer of Kentucky Bancshares, will serve as our new Central Kentucky Market President, in addition to the addition of two new directors to our Board – Shannon B. Arvin, President and Chief Executive Officer of Keeneland and Edwin S. Saunier, President of Saunier North American, Inc. One more comment on Louis Prichard. Our history has shown he is a person of high character and well respected in the communities he serves. He has excellent management and business development skills. We could not have a better person joining our company and leading our growth plans for central Kentucky.

We are thrilled to welcome the Kentucky Bank employees to the Stock Yards family and have the utmost respect for the senior management team. They are a very good performing bank with great asset quality in attractive markets. They are also a leader in their markets. We believe that with our additional product and service offerings, we can expand their existing market share.

Page 5 of the presentation provides a great snapshot of the combined branch network, moving Stock Yards into the top 7 in deposit market share among banks in Kentucky. We've had tremendous success over the last few years with our client acquisition strategy and are confident it's going to pay dividends implementing that strategy in these attractive markets.

With that, I'll turn the call over to Clay to discuss some of the financial metrics.

Clay Stinnett

Thanks, Ja, and good afternoon, everyone.

As Ja has indicated, this combination is an exciting opportunity to leverage the past success of both organizations into a truly exceptional community banking franchise in markets with tremendous growth potential. Kentucky Bank has strong market positions in the communities they serve and has recently continued their expansion into the Lexington market, which we believe holds great potential for growth.

Looking at the financial metrics for this transaction on Page 8 of the investor presentation, under the terms of the merger agreement, Kentucky Bancshares’ shareholders will have the right to receive 0.64 shares of Stock Yards Bancorp’s common stock and $4.75 in cash for each share of common stock of Kentucky Bancshares, with total consideration to consist of approximately 85% stock and 15% cash.

Based upon the closing price of Stock Yards Bancorp common stock of $42.24 on January 25, 2021, the implied per share purchase price is $31.78,with an aggregate transaction value of approximately $190 million. The purchase price is approximately 1.65x tangible book value and 16.2x 2020 earnings for Kentucky Bancshares.

The financial return metrics are compelling as first full year earnings per share accretion (2022) is estimated at 12% and the tangible book value per share dilution is expected to be earned back in approximately 2.5 years under the crossover method including the full impact of the merger-related charges and the CECL “Day 2” accounting treatment.

On a pro forma basis, Stock Yards Bancorp shareholders will own approximately 86% of the combined company, while shareholders affiliated with Kentucky Bancshares will own approximately 14%.

On Page 9 of the presentation, we highlight the major financial modeling assumptions. We are anticipating 26.5% cost savings, with 50% realized in the remainder of 2021 and 100% thereafter.

While we have also identified revenue synergies that we expect to achieve, importantly these revenue synergies are not included in our financial modeling.

Conservatively, we are expecting pre-tax one-time restructuring charges of approximately $26.8 million, and a pre-tax write-down of other assets of approximately $4.8 million.

After completion of a very thorough credit due diligence process, we expect to take a credit mark of approximately 2.25% on the Kentucky Bank loan portfolio. In addition, there is a CECL double count of $5.7 million fully included in the numbers we are presenting today. In terms of our process, I would highlight that we deployed our top internal credit talent to conduct a risk review of the vast majority of loans over $1.0 million and achieved almost 50% penetration on the entire loan portfolio. In addition to using our credit professionals, we supplemented our review with outside advisors that included a CECL assessment. We believe the credit profile is very clean and this credit mark is both conservative and prudent in today’s environment. I would also mention that on a pro forma basis, as if we completed the deal on December 31, 2020, our reserves would be approximately 2.0% inclusive of the purchase accounting adjustments. You can see illustration of this in the appendix of our presentation on page 15.

Additionally, the pro forma TCE ratio is expected to be around 9.5% and Total RBC Ratio of approximately 13.0% at close.

So, given all the financial metrics of the deal combined with the opportunities of partnering with one of the best banks in Kentucky, we’re very enthusiastic about the path this provides for our Company.

Now I’d like to turn the call back over to Ja.

Ja Hillebrand

Thanks Clay. So as you can see, we are excited about this acquisition and the positive impact it will have to our company. We think it’s a natural extension of our existing footprint into attractive Central Kentucky markets, and it builds upon our strengths and enhances scale, profitability and performance.

We anticipate closing the transaction closing sometime during the second quarter, pending customary approvals, and look forward to welcoming the Kentucky Bank team to our Stock Yards family.

That concludes our prepared remarks, and now I’d like to open the call for questions.

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Forward-Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger transaction between Stock Yards and Kentucky Bancshares, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of Stock Yards’ and Kentucky Bancshares' Annual Report on Form 10-K for the year ended December 31, 2019, and, in the case of Stock Yards, its Quarterly Report on Form 10-Q for the three months ended September 30, 2020, as well as their other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Stock Yards and Kentucky Bancshares with the SEC, risks and uncertainties for Stock Yards, Kentucky Bancshares and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Kentucky Bancshares’ operations with those of Stock Yards will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of Kentucky Bancshares’ shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Stock Yards’, Kentucky Bancshares’ or the combined company's respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Stock Yards’ issuance of additional shares of Stock Yards common stock in connection with the merger; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Stock Yards, Kentucky Bancshares and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither Stock Yards nor Kentucky Bancshares assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Additional Information Regarding the Proposed Transaction

This communication is being made in respect of the proposed merger transaction between Stock Yards and Kentucky Bancshares. Stock Yards will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Kentucky Bancshares that also constitutes a prospectus of Stock Yards which, when finalized, will be sent to the shareholders of Kentucky Bancshares seeking their approval of the merger-related proposals. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Stock Yards or Kentucky Bancshares may file with the SEC. KENTUCKY BANCSHARES’ SHAREHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STOCK YARDS, KENTUCKY BANCSHARES AND THE PROPOSED TRANSACTION. When filed, the registration statement, the definitive proxy statement/prospectus and other documents relating to the merger transaction filed by Stock Yards and Kentucky Bancshares can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Stock Yards’ website at www.syb.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Stock Yards upon written request to Stock Yards, Attention: Chief Financial Officer, 1040 East Main Street, Louisville, Kentucky 40206 or by calling (502) 582-2571, or to Kentucky Bancshares, Attention: Chief Financial Officer, 339 Main Street, Paris, Kentucky 40361 or by calling (859) 987-1795.

Participants in the Solicitation

Stock Yards, Kentucky Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Kentucky Bancshares’ shareholders in connection with the proposed transaction. Information about the directors and executive officers of Stock Yards and their ownership of Stock Yards common stock is set forth in the definitive proxy statement for Stock Yards’ 2020 annual meeting of shareholders, as previously filed with the SEC on March 13, 2020, and Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on February 28, 2020, as well as other documents filed with the SEC. Information about the directors and executive officers of Kentucky Bancshares and their ownership of Kentucky Bancshares common stock is set forth in the definitive proxy statement for Kentucky Bancshares’s 2020 annual meeting of shareholders, as previously filed with the SEC on May 11, 2020, and Kentucky Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on March 10, 2020, as well as other documents filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securities holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents regarding the proposed transaction to be filed with the SEC when they become available. You may obtain free copies of these documents from Stock Yards or Kentucky Bancshares using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Measures

This communication contains certain non-GAAP financial measures of Stock Yards and Kentucky Bancshares determined by methods other than in accordance with generally accepted accounting principles. We use non-GAAP financial measures to provide meaningful supplemental information regarding our performance. We believe these non-GAAP measures are beneficial in assessing our operating results and related trends, and when planning and forecasting future periods. These non-GAAP disclosures should be considered in addition to, and not as a substitute for or preferable to, financial results determined in accordance with GAAP. The non-GAAP financial measures we use may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.